Exhibit 99.2

AMENDMENT 1 TO

BIOATLA, INC.

2020 EQUITY INCENTIVE PLAN

Pursuant to the authority reserved to it in Section 9.1 of the BioAtla, Inc. 2020 Equity Incentive Plan, adopted October 29, 2020 and as amended from time to time (the “Plan”), the Board of Directors of BioAtla, Inc. (the “Board”) hereby amends the Plan as follows, effective December 7, 2020:

1. Section 5.1 of the Plan is hereby amended in its entirety to read as follows:

“Subject to adjustment as provided in Section 8 hereof and this Section 5, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 4,939,678 Shares (the “Cap”); provided, however, that on January 1st of each year, commencing with the first January 1st following the Effective Date of the Plan, the Cap shall be increased by a number of Shares equal to (x) 4% of the total number of Shares outstanding on the immediately preceding December 31st and (y) such lesser number of Shares determined by the Board. No more than 4,939,678 Shares issued under the Plan may be issued pursuant to the exercise of Incentive Stock Options (provided that on January 1st of each year of the term of the Plan, this limitation shall be increased by the lesser of (x) 4% of the total number of Shares outstanding on the immediately preceding December 31st and (y) 1,538,461 Shares (subject to adjustment as provided in Section 8 hereof)). The Shares issued under the Plan may, at the election of the Board, be (i) authorized but previously unissued Shares or (ii) Shares previously issued and outstanding and reacquired by the Company. Notwithstanding the foregoing, Shares issued under Awards granted in assumption, substitution or exchange for previously granted awards of a company acquired by the Company or any Subsidiary (“Substitute Awards”) shall not count against the Cap, and to the extent permitted by the rules of the stock exchange on which the Shares are then listed or quoted, shares under a stockholder approved plan of an acquired company (adjusted to reflect the transaction) may be used for Awards under the Plan and do not count against the Cap. No Non-Employee Director may be granted Awards in any one calendar year covering a number of Shares that have a Fair Market Value on the grant date in excess of (i) $750,000 in the first calendar year of such Non-Employee Director’s initial service as a Non-Employee Director and (ii) $500,000 in any other calendar year of such Non-Employee Director’s service.”

2. The reference to “or Inducement Awards” in Section 5.2 of the Plan is hereby deleted.

3. Clause (iii) in Section 8.1 of the Plan is hereby amended and restated in its entirety to read as follows:

“(iii) the Cap, the number of Shares set forth in the second clause (y) in Section 5.1 hereof, and the specific Share limitations under Section 5 hereof and”

4. Section 2.11 of the Plan is hereby amended in its entirety to read as follows:

“‘Effective Date’ means the date that the Plan is approved by the Board, but subject to the approval of the Plan by the Company’s stockholders within one year after such date.”

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[signature page follows]

To record the adoption of this Amendment 1 to the Plan, the Board has caused its authorized officer to execute this Amendment this 7th day of December 2020. This Amendment 1 to the Plan shall become effective upon its approval by the Company’s stockholders.

BIOATLA, INC.

By:	/s/ Jay Short
Name: Jay Short
Title: Chief Executive Officer